STRONG ROOTS. SOLID GROWTH.



2001 ANNUAL REPORT

TNB
Thomasville
National Bank

Thomasville Bancshares, Inc. (the "Company") is a registered bank holding company and owns 100% of the outstanding capital stock of Thomasville National Bank (the "Bank"). The Company was incorporated under the laws of the State of Georgia on March 30, 1995, as a mechanism to enhance the Bank's ability to serve its future customers' requirements for financial services.

CONTENTS



STRONG ROOTS.



Challenging conditions, like stormy weather, come to every business. But just as the strongest oaks withstand winds that fell other trees, Thomasville National Bank's deep local roots and fiscal soundness have kept it both standing and growing.

In a year of shocks to the economy and falling interest rates, TNB posted record earnings and loan growth, welcomed 1,764 new account holders, and paid a dividend to shareholders. In a year of many declines, we reached even higher. The building for our new subsidiary, TNB Financial Services, rose beside the bank, officially opening in February 2002.

The 2001 performance of Thomasville National Bank—like a patriarch oak's growth ring in an inclement year—makes us feel better than ever about your bank. We are proud to be a source of strength for you and everyone we serve.

SOLID GROWTH.



Left: *Charles H. Hodges III, Executive Vice President;* **Right:** *Stephen H. Cheney, President/CEO*

It is our pleasure to report that your company, Thomasville Bancshares, Inc., had another very successful year. The year 2001 brought many unique challenges. Interest rates fell at an unprecedented pace as the Federal Reserve sought to combat a slowing economy. These rate cuts caused the bank's net interest margin to shrink significantly. Fortunately, tremendous loan growth and continued improvement in operating efficiencies enabled the bank to meet these challenges and post record earnings.

Earnings

Net income for the year was $1,682,000, a 10.8% increase over 2000's earnings. Return on average assets was 1.18%, and return on average equity was 12.50%. Earnings per share were $1.21 compared to $1.10 in 2000.

Growth

The year 2001 was one of solid growth in total assets and deposits. It was a record year for loan growth.

Total assets at year end were $153,268,376 an increase of $12,160,712, or 9% for the year. The bank's total deposits were up $6,826,670 to $133,216,670 at year end. New account activity remains strong. There were 1,764 new accounts opened during the year.

The highlight of the year was clearly the bank's tremendous loan growth. Total loans outstanding increased $27.4 million to $135,900,508 at year end, an increase of 26%. Our loan growth accounted for 66% of the total loan growth in the Thomas County banking market.

We believe the greatest contribution a bank can make to its community is the willingness to make loans to its citizens and businesses. We are very proud of our lending record. It demonstrates not only our commitment but also the difference between TNB and our competitors. Our ability to respond quickly to our customers' requests, using a common sense approach, truly sets us apart from our regional competitors.

Credit Quality

With rapid loan growth in a slowing economy, one may ask if the bank is maintaining adequate credit quality. The credit quality of our bank remains excellent. At year's end only .34% of our loans were 30 days past due compared to our peer group average of 1.45%. Nonperforming loans (90 days past due and nonaccrual) were only .20% compared to the peer group's .91%. Finally, we have no foreclosed real estate or repossessed assets. Even with the strong credit quality, we continue to build our reserve for potential future loan losses. In 2001, we expensed $510,000 to this reserve, which was almost twice actual charge-offs.

Capital

The bank's capital remains strong and is growing. At year end, total capital was $13,889,113, which was 9.1% of total assets.

Significant Events

Significant events during 2001 included the payment of our second annual dividend. Shareholders of record on June 1, 2001, received a cash dividend of $.35 per share. This was an increase of $.05 over the previous year.

In September the bank received approval for full fiduciary powers from the Office of the Comptroller of the Currency. These powers were obtained in preparation for the opening of our new subsidiary company, TNB Financial Services, Inc. This business is located in the new building adjacent to our main office and offers financial planning, investment, and trust services. This business officially opened on February 11, 2002.

At the end of the year, Clifford S. Campbell, Jr., retired from our board of directors. There is no way that we can adequately express our appreciation to Mr. Campbell for his contribution to the success of Thomasville National Bank. He served as chairman of the board of directors from the bank's formation through 1999. Without his knowledge, experience, and reputation, our bank would not be where it is today.

Eye on the Future

While we are pleased with performance in 2001, we are now focused on a new year. We believe the bank is poised for continued growth in assets and earnings. The combination of our unique banking philosophy and the dynamics of over a thousand local shareholders has proven to be successful for six consecutive years.

We thank you for supporting the bank both as shareholders and customers. We remind you that the best way to enhance your investment is to do business with Thomasville National Bank and encourage others to do so as well.

Sincerely,

Stephen H.Cheney
President/CEO

Charles H. Hodges, III
Executive Vice President

Total Assets


96 $43,683,000
97 $64,894,000
98 $87,605,000
99 $112,252,000
00 $141,107,664
01 $153,268,376

Total Deposits


96 $37,963,000
97 $58,261,000
98 $77,778,000
99 $98,763,000
00 $126,390,000
01 $133,216,670

Total Loans


96 $33,539,000
97 $54,112,000
98 $69,738,000
99 $91,232,000
00 $108,481,000
01 $135,900,508

Net Income


96 $241,000
97 $562,000
98 $932,000
99 $1,254,000
00 $1,518,568
01 $1,682,027

Earnings Per Share


96 $.20
97 $.47
98 $.72
99 $.89
00 $1.10
01 $1.21


TNB FINANCIAL SERVICES

TOTAL SERVICE.

THE NEXT STEP IN A SIMPLE PHILOSOPHY: SERVICE AND EXCELLENCE



Susan J. Hall, Vice-President & Senior Trust Officer

We are extremely pleased to announce the opening of TNB Financial Services, Incorporated. This newly formed subsidiary of Thomasville National Bank is a first for our community: a single financial services center that combines truly personal service, trusted local professionals, and nationally recognized financial experts. TNB Financial will offer financial planning, investment, and trust services—in short, complete wealth-management services, including estates and wills.

The decision to enter this business was carefully considered. Since our bank's establishment in 1995, our objective has always been to provide our customers with products, services, and personal attention unmatched by our competitors. To accomplish this, our philosophy has been simple: stick to the basics and do them better than anyone else.

Two factors drove our decision. First, our customers requested these services. Second, changes in our industry are making planning, investment, and trust an integral part of basic banking—now and into the future. TNB Financial makes our connection to this community even more vital. Now we can professionally, personally help our customers in their important quest for financial security.

We invite you to visit TNBF's new building, next door to the bank, and meet our staff. We believe you will find a unique and very appealing addition to the TNB family.

TNB FINANCIAL SERVICES

LOCAL TRUST.

Board of Directors
Thomasville Bancshares, Inc.
Thomasville, Georgia

We have audited the accompanying consolidated balance sheets of Thomasville Bancshares, Inc., (the "Company"), and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomasville Bancshares, Inc., and subsidiary at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles.

FRANCIS & CO., CPAS
Atlanta, Georgia
February 28, 2002

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2001	2000
ASSETS		
Cash and due from banks	$ 6,223,676	$ 8,493,734
Federal funds sold, net	356,202	8,622,079
Total cash and cash equivalents	$ 6,579,878	$ 17,115,813
Securities:		
Available-for-sale at fair value	7,135,162	11,636,063
Loans, net	134,335,739	107,118,466
Property and equipment, net	3,694,814	3,434,425
Other real estate owned	--	137,844
Other assets	1,522,783	1,665,053
Total Assets	$ 153,268,376	$ 141,107,664
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits		
Non-interest bearing deposits	$ 16,562,792	$ 15,330,627
Interest bearing deposits	116,150,265	110,563,168
Total deposits	$ 132,713,057	$ 125,893,795
Borrowings	6,000,000	2,000,000
Other liabilities	633,606	633,621
Total Liabilities	$ 139,379,263	$ 128,527,416
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, 1.00 par value, 10,000,000 shares authorized; 1,395,000 issued and outstanding	$ 1,395,000	$ 1,395,000
Paid-in-capital	8,200,908	8,112,061
Retained earnings	4,265,111	3,071,334
Accumulated other comprehensive income	28,094	1,853
Total Shareholders' Equity	$ 13,889,113	$ 12,580,248
Total Liabilities and Shareholders' Equity	$ 153,268,376	$ 141,107,664

Refer to notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2001	2000	1999
Interest Income:			
Interest and fees on loans	$ 9,760,452	$ 9,226,566	$ 7,340,869
Interest on investment securities	588,166	445,388	342,266
Interest on federal funds sold	190,606	201,287	236,801
Total interest income	$ 10,539,224	$ 9,873,241	$ 7,919,936
Interest Expense:			
Interest on deposits and borrowings	5,208,018	4,670,015	3,580,532
Net interest income	$ 5,331,206	$ 5,203,226	$ 4,339,404
Provision for possible loan losses	415,000	510,000	365,000
Net interest income after provision for possible loan losses	$ 4,916,206	$ 4,693,226	$ 3,974,404
Other Income:			
Service fees on deposit accounts	$ 547,325	$ 497,589	$ 510,226
Miscellaneous, other	263,002	152,434	104,282
Total other income	$ 810,327	$ 650,023	$ 614,508
Other Expenses:			
Salaries and benefits	$ 1,711,444	$ 1,479,560	$ 1,353,321
Data processing and ATM	157,617	183,553	180,086
Advertising and public relations	136,623	142,067	147,958
Depreciation and amortization	298,327	291,111	257,295
Professional fees	136,623	119,097	76,202
Other operating expenses	753,452	677,614	590,508
Total other expenses	$ 3,194,086	$ 2,893,002	$ 2,605,370
Income before income tax	$ 2,532,447	$ 2,450,247	$ 1,983,542
Income tax	850,420	931,679	761,000
Net income	$ 1,682,027	$ 1,518,568	$ 1,222,542
Basic earnings per share	$ 1.21	$ 1.10	$ .89
Diluted earnings per share	$ 1.16	$ 1.06	$ .85

Refer to notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 1998, 1999, 2000 and 2001

	Common Stock		Paid-In-	Retained	Accumulated Other Comprehensive	
	Shares	Par Value	Capital	Earnings	Income	Total
Balance, December 31, 1998	1,380,000	$ 1,380,000	$ 7,955,261	$ 744,224	$ 29,739	$ 10,109,224
Comprehensive income:						
Net income, 1999	—	—	—	1,222,542	—	1,222,542
Net unrealized losses, securities	—	—	—	—	(67,718)	(67,718)
Total comprehensive income	—	—	—	1,222,542	(67,718)	1,154,824
Stock options, restricted stock	—	—	47,700	—	—	47,700
Balance, December 31, 1999	1,380,000	$ 1,380,000	$ 8,002,961	$ 1,966,766	$ (37,979)	$ 11,311,748
Comprehensive income:						
Net income, 2000	—	—	—	1,518,568	—	1,518,568
Net unrealized gains, securities	—	—	—	—	39,832	39,832
Total comprehensive income	—	—	—	1,518,568	39,832	1,558,400
Stock options, restricted stock	—	—	49,100	—	—	49,100
Exercise of stock options	15,000	15,000	60,000	—	—	75,000
Dividends paid	—	—	—	(414,000)	—	(414,000)
Balance, December 31, 2000	1,395,000	$ 1,395,000	$ 8,112,061	$ 3,071,334	$ 1,853	$ 12,580,248
Comprehensive income:						
Net income, 2001	—	—	—	1,682,027	—	1,682,027
Net unrealized gains, securities	—	—	—	—	26,241	26,241
Total comprehensive income	—	—	—	1,682,027	26,241	1,708,286
Stock options, restricted stock	—	—	88,847	—	—	88,847
Exercise of stock options	—	—	—	—	—	75,000
Dividends paid	—	—	—	(488,250)	—	(488,250)
Balance, December 31, 2001	**1,395,000**	**$ 1,395,000**	**$ 8,200,908**	**$ 4,265,111**	**$ 28,094**	**$ 13,889,113**

Refer to notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,682,027	$ 1,518,568	$ 1,222,542
Adjustments to reconcile net income to net cash provided by operating activities:			
Provisions for loan losses	$ 415,000	$ 510,000	$ 365,000
Depreciation and amortization	298,327	291,111	257,295
Net accretion on securities	(78,208)	(44,827)	(18,936)
Decrease in receivables and other assets	142,270	(528,818)	(314,242)
Increase in payables and other liabilities	32,585	238,672	29,240
Net cash provided by operating activities	$ 2,492,001	$ 1,984,706	$ 1,540,899
Cash flows from investing activities:			
Purchase of securities, AFS	$ (12,394,650)	$ (7,814,467)	$ (6,976,725)
Maturity and calls of securities, AFS	17,000,000	4,800,000	3,925,172
Sale of securities	—	500,000	—
(Decrease) in other real estate owned	137,844	649,385	(787,229)
(Increase) in loans, net	(27,632,273)	(17,505,566)	(21,618,337)
Purchase of premises and equipment	(558,716)	(138,828)	(370,833)
Net cash used in investing activities	$ (23,447,795)	$ (19,509,476)	$ (25,827,952)
Cash flows from financing activities:			
Exercise of stock options	$ —	$ 75,000	$ —
Options, restricted stock	88,847	49,100	47,700
Increase in deposits	6,819,262	27,742,509	21,016,407
Increase in borrowed funds	4,000,000	(395,136)	2,395,136
Dividends paid	(488,250)	(414,000)	—
Net cash provided by financing activities	$ 10,419,859	$ 27,057,473	$ 23,459,243
Net (decrease) in cash and cash equivalents	$ (10535,935)	$ 9,532,703	$ (827,810)
Cash and cash equivalents, beginning of period	17,115,813	7,583,110	8,410,920
Cash and cash equivalents, end period	$ 6,579,878	$ 17,115,813	$ 7,583,110
Supplemental Information:			
Income taxes paid	$ 843,500	$ 975,000	$ 811,000
Interest paid	$ 5,160,637	$ 4,561,581	$ 3,522,850

Refer to notes to the consolidated financial statements.

Note 1 - Organization of the Business

Thomasville Bancshares, Inc., Thomasville, Georgia (the "Company") was organized in January, 1995 to serve as a holding company for a proposed de novo bank, Thomasville National Bank, Thomasville, Georgia (the "Bank"). The Company commenced banking operations on October 2, 1995. The Bank is primarily engaged in the business of obtaining deposits and providing commercial consumer and real estate loans to the general public. The Bank operates out of two banking offices, both in Thomasville, Georgia. The Bank's deposits are each insured up to $100,000 by the Federal Deposit Insurance Corporation (the "FDIC") subject to certain limitations imposed by the FDIC.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Reclassification. The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on net income or shareholders' equity.

Basis of Accounting. The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices in the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and income and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosure proceedings.

Cash and Due from Banks. The Company maintains deposit relationships with other banks which deposits amounts, at times, may exceed federally insured limits. The Company has never experienced any material losses from such deposit relationships.

Investment Securities. Investment securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Investment securities held for current resale are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Investment securities not classified either as securities held-to-maturity or trading securities are classified as available-for-sale and reported at fair value; net unrealized gains or losses (net of related taxes) are excluded from earnings and are reported as accumulated other comprehensive income/(loss) within shareholders' equity. The classification of investment securities as held-to-maturity, trading or available-for-sale is determined at the date of purchase.

Realized gains and losses from sales of investment securities are determined based upon the specific identification method. Premiums and discounts are recognized in interest income using the level-yield method over the period to maturity.

Management periodically evaluates investment securities for other than temporary declines in value and records losses, if any, through an adjustment to earnings.

Loans, Interest and Fee Income on Loans. Loans are reported at their outstanding principal balance adjusted for charge-off, unearned discount, unamortized loan fees and the allowance for possible loan losses. Interest income is recognized over the term of the loan based on the principal amount outstanding. Non-refundable loan fees are taken into income to the extent they represent the direct cost of initiating a loan; the amount in excess of direct costs is deferred and amortized over the expected life of the loan.

Accrual of interest on loans is discontinued either when (i) reasonable doubt exists as to the full or timely collection of interest or principal or when (ii) a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Loans are returned to accruing status only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Impaired loans are: (i) non-performing loans that have been placed on nonaccrual status; and (ii) loans which are performing according to all contractual terms of the loan agreement, but may have substantive indication of potential credit weakness. Accounting standards require impaired loans to be measured based on: (a) the present value of expected future cash flows discounted at the loan's original effective interest rate; or (b) the loan's observable market price; or (c) the fair value of the collateral if the loan is collateral dependent.

Allowance for Loan Losses. The allowance for loan losses (the "Allowance") represents management's estimate of probable losses inherent in the loan portfolio. The Allowance is established through provisions charged to operations. Loans deemed to be uncollectible are charged against the Allowance, and subsequent recoveries, if any, are credited to the Allowance. The adequacy of the Allowance is based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience, adequacy of underlying collateral, changes in the nature and volume of the loan portfolio, review of specific problem loans, and such other factors which, in management's judgment, deserve recognition in estimating loan losses. The evaluation for the adequacy of the Allowance is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's Allowance. Such agencies may require the Company to recognize additions to the Allowance based on their judgments about information available to them at the time of their examination.

Property and Equipment. Building, furniture, and equipment are stated at cost, net of accumulated depreciation. Land is carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Other Real Estate. Other real estate represents property acquired through foreclosure proceedings. Other real estate is carried at the lower of: (i) cost; or (ii) fair value less estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is treated as a loan loss and charged against the allowance for loan losses. Gain or loss on the sale of the property and any subsequent adjustments to reflect changes in fair value of the property are reflected in the income statement. Recoverable costs relating to the development and improvement of the property are capitalized whereas routine holding costs are charged to expense.

Income Taxes. Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred tax assets and liabilities are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax assets or liabilities between periods.

Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards, and tax credits will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur.

Statement of Cash Flows. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased or sold for one day periods.

Stock Options and Warrants. There are two major accounting standards that address the accounting for stock options/warrants. Entities are allowed to freely choose between the two distinct standards. The first standard, APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") measures stock options/warrants by the intrinsic value method. Under the above method, if the exercise price is the same or above the quoted market price at the date of grant, no compensation expense is recognized. The second standard, SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), may recognize a compensation expense even in cases where the exercise price is the same or above the quoted market price. SFAS 123 takes into account the time value of the options/warrants; that is, the value of being able to defer a decision on whether or not to exercise the option/warrants until the expiration date. The Company follows the accounting standards of APB 25. Had the Company followed the accounting standards of SFAS 123, net income for the years ended December 31, 2001, 2000, and 1999 would have been reduced by $11,669, $10,369 and $7,643, respectively. On a per share basis, basic and diluted earnings per share would have been reduced in each of the above years by $.01.

Earnings Per Share ("EPS"). The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 establishes standards for computing and presenting EPS. Because the Company has a complex capital structure, it is required to report: (i) basic EPS; and (ii) diluted EPS. Basic EPS is defined as the amount of earnings available to each share of common stock outstanding during the reporting period. Diluted EPS is defined as the amount of earnings available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common stock for all dilutive potential common stock outstanding during the reporting period.

The following is a reconciliation of net income (the numerator) and the weighted average shares outstanding (the denominator) used in determining basic and diluted EPS for each of the following periods:

Year ended December 31, 2001

	Basic EPS		Diluted EPS	
	Numerator	Denominator	Numerator	Denominator
Net income	$ 1,682,027	—	$ 1,682,027	—
Weighted average shares	—	1,395,000	—	1,395,000
Dilutive options, warrants, net	—	—	—	46,080
Totals	$ 1,682,027	1,395,000	$ 1,682,027	1,447,372
EPS	$1.21		$1.16	

Year Ended December 31, 2000

	Basic EPS		Diluted EPS	
	Numerator	Denominator	Numerator	Denominator
Net income	$ 1,518,568	—	$ 1,518,568	—
Weighted average shares	—	1,384,274	—	1,384,274
Dilutive options, warrants, net	—	—	—	46,080
Totals	$ 1,518,568	1,384,274	$ 1,518,568	1,430,354
EPS	$1.10		$1.06	

Year Ended December 31, 1999

	Basic EPS		Diluted EPS	
	Numerator	Denominator	Numerator	Denominator
Net income	$ 1,222,542	—	$ 1,222,542	—
Weighted average shares	—	1,380,000	—	1,380,000
Dilutive options, warrants, net	—	—	—	56,415
Totals	$ 1,222,542	1,380,000	$ 1,222,542	1,436,415
EPS	$ .89		$ .85	

Recent Accounting Pronouncements. Statement of Financial Accounting Standards No. 141, "Business Combinations", ("FASB 141") addresses financial accounting and reporting for business combinations and supersedes both APB Opinion No. 16, "Business Combinations", and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of FASB 141 are to be accounted for using one method – the purchase method. The provisions of FASB 141 apply to all business combinations initiated after June 30, 2001. The adoption of FASB 141 is not expected to have a material impact on the financial position or results of operations of the Company.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", ("FASB 142") addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets". FASB 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. FASB 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. FASB 142 is effective for fiscal years beginning after December 15, 2001. The adoption of FASB 142 is not expected to have a material impact on the financial position or results of operations of the Company.

Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", ("FASB 143") addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FASB 143 applies to all entities. FASB 143 also applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. FASB 143 amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies". FASB 143 is effective for fiscal years beginning after December 15, 2002. The adoption of FASB 143 is not expected to have a material impact on the financial position or results of operations of the Company.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", ("FASB 144") addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FASB 144 supersedes both FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be

Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operation – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a Segment of a business (as previously defined in that opinion). FASB 144 also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely temporary. The provisions of FASB 144 are required to be applied with fiscal years beginning after December 15, 2001. Adoption of FASB 144 is not expected to have a material impact on the financial position or results of operations of the Company.

Note 3 – Federal Funds Sold

The Bank is required to maintain legal cash reserves computed by applying prescribed percentages to its various types of deposits. When the Bank's cash reserves are in excess of the required amount, the Bank may lend the excess to other banks on a daily basis. At December 31, 2001 and 2000, the Bank was a net seller in the federal funds market. Below is pertinent information:

	December 31,			
		2001		2000
Federal funds sold	$	417,202	$	8,622,079
Federal funds purchased		(61,000)		—
Federal funds sold, net	$	356,202	$	8,622,079

Note 4 – Securities Available-for-Sale

The amortized costs and estimated market values of securities available-for-sale as of December 31, 2001 follow:

Description		Amortized Costs		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Market Values
U.S. Treasury	$	500,000	$	18,682	$	—	$	518,682
U.S. Agency		5,250,128		53,059		(29,174)		5,274,013
GA Tax-Credit Fund		466,667		—		—		466,667
FRB and FHLB stock		635,800		—		—		635,800
Corporate Equity		240,000		—		—		240,000
Total securities	$	7,092,595	$	71,741	$	(29,174)	$	7,135,162

All national banks are required to hold FRB stock and all members of the Federal Home Loan Bank are required to hold FHLB stock. Since no ready market exists for either stock, both FRB and FHLB stocks are reported at cost.

The amortized costs and estimated market values of securities available-for-sale as of December 31, 2000 follow:

Description		Amortized Costs		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Market Values
U.S. Treasury	$	1,001,691	$	2,656	$	(441)	$	1,003,906
U.S. Agency		9,821,064		22,707		(22,114)		9,821,657
Corporate equity		240,000		—		—		240,000
FRB, FHLB stock		570,500		—		—		570,500
Total securities	$	11,633,255	$	25,363	$	(22,555)	$	11,636,063

The amortized costs and estimated market values of securities available-for-sale at December 31, 2001, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Costs		Estimated Market Values
Due in one year or less	$	2,001,004	$	2,045,089
Due after one through five years		2,949,124		2,969,356
Due after five through ten years		1,266,667		1,244,917
FRB, FHLB, corporate equity (no maturity)		875,800		875,800
Total securities	$	7,092,595	$	7,135,162

There were no sales of securities during the calendar year 2001. Proceeds from sales of securities during the calendar year 2000 were $500,000, with no corresponding gain or loss on the sales. As of December 31, 2001 and 2000, securities with aggregate par values of $5,450,000 and $8,500,000, respectively, were pledged to secure public funds, repurchase agreements and for other purposes required or permitted by law.

Note 5 – Loans

The composition of net loans by major loan category, as of December 31, 2001 and 2000, follows:

	December 31,			
		2001		2000
Commercial, financial, agricultural	$	**40,032,109**	$	29,605,383
Real estate - construction		**6,333,530**		3,510,851
Real estate - mortgage		**80,747,146**		64,975,926
Installment		**8,787,723**		10,391,363
Loans, gross	$	**135,900,508**	$	108,483,523
Deduct:				
Allowance for loan losses		**(1,564,769)**		(1,365,057)
Loans, net	$	**134,335,739**	$	107,118,466

The Company considers impaired loans to include all restructured loans, loans on which the accrual of interest had been discontinued and all other loans which are performing according to the loan agreement, but may have substantive indication of potential credit weakness. At December 31, 2001 and 2000, the total recorded investment in impaired loans, all of which had allowances determined in accordance with FASB Statements No. 114 and No. 118, amounted to approximately $4,640,644 and $3,295,241, respectively. The average recorded investment in impaired loans amounted to approximately $3,835,462 and $1,813,399 for the years ended December 31, 2001 and 2000, respectively. The Allowance related to impaired loans amounted to approximately $934,727 and $683,847 at December 31, 2001 and 2000, respectively. The balance of the Allowance in excess of the above specific reserves is available to absorb the inherent losses of all other loans. Interest income recognized on impaired loans for the years ended December 31, 2001 and 2000 amounted to $351,311 and $178,982, respectively. The amount of interest recognized on impaired loans using the cash method of accounting was not material for the years ended December 31, 2001 and 2000. The company has no commitments to lend additional funds to borrowers whose loans have been modified.

Note 6 – Allowance for Possible Loan Losses

The allowance for possible loan losses is a valuation reserve available to absorb future loan charge-offs. The Allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The Allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Individual consumer loans are predominantly undersecured, and the allowance for possible losses associated with these loans has been established accordingly. The majority of the non-consumer loan categories are generally secured by real-estate, receivables, inventory, machinery, equipment, or financial instruments. The amount of collateral obtained is based upon management's evaluation of the borrower.

Activity within the Allowance account for the years ended December 31, 2001, 2000 and 1999 follows:

	Years ended December 31,		
	2001	2000	1999
Balance, beginning of year	$ 1,365,057	$ 1,109,707	$ 868,477
Add: Provision for loan losses	415,000	510,000	365,000
Add: Recoveries of previously charged off amounts	15,690	4,064	2,741
Total	$ 1,795,747	$ 1,623,771	$ 1,236,218
Deduct: Amount charged-off	(230,978)	(258,714)	(126,511)
Balance, end of year	$ 1,564,769	$ 1,365,057	$ 1,109,707

Note 7 – Property and Equipment

Buildings, furniture and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets at December 31, 2001 and 2000 follow:

	December 31,	
	2001	2000
Land	$ 943,862	$ 753,523
Buildings	1,913,508	2,150,519
Furniture, equipment	1,617,549	1,320,723
Construction in progress	285,463	—
Property and equipment, gross	$ 4,760,382	$ 4,224,765
Deduct:		
Accumulated depreciation	(1,065,568)	(790,340)
Property and equipment, net	$ 3,694,814	$ 3,434,425

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 amounted to $298,327, $285,428 and $245,467, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Furniture and equipment	3 to 7	Straight-line
Building	39	Straight-line

The Bank is in the process of constructing a 4,300 square-foot building to be utilized primarily by TNB Financial Services ("Financial Services"), a wholly owned subsidiary of the Bank. The construction costs will approximate $625,000, of which $285,463 was incurred and paid as of December 31, 2001. Completion of construction is estimated at February 28, 2002.

Note 8 – Commitments and Contingencies

In the normal course of business, there are various outstanding commitments to extend credit in the form of unused loan commitments and standby letters of credit that are not reflected in the consolidated financial statements. Since commitments may expire without being exercised, these amounts do not necessarily represent future funding requirements. The Company uses the same credit and collateral policies in making commitments as those it uses in making loans.

At December 31, 2001 and 2000, the Company had unused loan commitments of approximately $19.9 million and $12.7 million, respectively. Additionally, standby letters of credit of approximately $0 and $535,000 were outstanding at December 31, 2001 and 2000, respectively. The majority of these commitments are collateralized by various assets. No material losses are anticipated as a result of these transactions.

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company and its subsidiary.

Please refer to Note 14 concerning stock options earned by directors and executive officers.

Please refer to Note 7 concerning the Bank's commitment to fund and construct a building which will be utilized primarily by Financial Services.

Note 9 - Borrowings

Borrowings from FHLB totaled $6.0 million and $2.0 million at December 31, 2001 and 2000, respectively. Below are additional details concerning these borrowings:

	Outstanding Borrowings December 31,					
	2001	2000	Rate	First Possible Interest Adjustment or Call Date	Principal Amortizing	Maturity Date
	$ —	$ 1,000,000	5.01%	4-22-01	No	4-22-04
	1,000,000	1,000,000	5.26%	4-21-04	No	4-21-09
	1,000,000	—	4.41%	N/A	No	8-25-03
	1,000,000	—	3.87%	N/A	No	8-29-02
	1,000,000	—	3.33%	9-06-02	No	9-06-11
	2,000,000	—	4.70%	9-14-06	No	9-14-11
Total	$ 6,000,000	$ 2,000,000	N/A	N/ A	N/A	N/A

FHLB has the option to convert the above advances into other adjustable instruments or demand full payment on the adjustment date indicated above. At December 31, 2001 and 2000, the above borrowings were secured by loans collateralized by residential real estate in the amount of $41.8 million and $37.6 million, respectively. In addition, the above borrowings were also secured by FHLB stock carried on the Company's balance sheets at $395,800 and $330,500 at December 31, 2001 and 2000, respectively.

Note 10 – Deposits

The following details deposit accounts at December 31, 2001 and 2000:

	December 31, 2001	December 31, 2000
Non-interest bearing deposits	$ 16,562,792	$ 15,330,627
Interest bearing deposits:		
NOW accounts	31,353,788	24,979,059
Money market accounts	30,585,436	34,181,606
Savings	4,040,544	3,130,889
Time, less than $100,000	24,797,804	25,463,197
Time, $100,000 and over	25,372,693	22,808,417
Total deposits	$ 132,713,057	$ 125,893,795

At December 31, 2001, the scheduled maturities of all certificates of deposit were as follows:

Year Ended December 31,	Amount
2002	$ 34,549,058
2003	11,024,024
2004	2,544,826
2005	1,598,566
2006	454,023
Total	$ 50,170,497

Note 11 – Interest on Deposits and Borrowings

A summary of interest expense for the years ended December 31, 2001, 2000 and 1999 follows:

	December 31, 2001	2000	1999
Interest on NOW accounts	$ 702,317	$ 452,784	$ 332,699
Interest on money market accounts	1,274,185	1,349,408	925,588
Interest on savings accounts	93,218	91,895	73,461
Interest on CDs under $100,000	1,452,917	1,369,589	1,262,557
Interest on CDs $100,000 and over	1,547,119	1,246,757	902,571
Interest, other borrowings	138,262	159,582	83,656
Total interest on deposits and borrowings	$ 5,208,018	$ 4,670,015	$ 3,580,532

Note 12 – Other Operating Expenses

A summary of other operating expenses for the years ended December 31, 2001, 2000 and 1999 follows:

	December 31, 2001	2000	1999
Postage and delivery	$ 69,103	$ 63,969	$ 56,784
Supplies and printing	77,665	78,924	90,658
Regulatory assessments	70,681	62,137	49,124
Taxes & insurance	108,882	90,645	87,487
Utilities & telephone	81,675	75,152	71,721
Repairs & maintenance	86,521	80,518	73,733
Service contracts	83,992	60,686	30,939
Directors' fees	74,545	56,900	51,440
Other expenses	100,388	108,683	78,622
Total other operating expenses	$ 753,452	$ 677,614	$ 590,508

Note 13 – Income Taxes

As of December 31, 2001, 2000 and 1999, the Company's provision for income taxes consisted of the following:

	December 31,					
		2001		2000		1999
Current	$	805,778	$	825,380	$	663,139
Deferred		44,642		106,299		97,861
Income tax expense	$	850,420	$	931,679	$	761,000

The provisions for income taxes applicable to income before taxes for the years ended December 31, 2001, 2000, and 1999 differ from amounts computed by applying the statutory federal income tax rates to income before taxes. The effective tax rate and the statutory federal income tax rate are reconciled as follows:

	December 31,		
	2001	2000	1999
Federal statutory income tax rate	34.0%	34.0%	34.0%
State income tax, net of Federal benefit	2.4%	2.8%	2.5%
Tax-exempt interest, net	(3.8%)	(1.9%)	(1.5%)
Change in valuation allowance	2.0%	3.5%	3.9%
Other	(1.0%)	(0.4%)	(0.5%)
Effective tax rate	33.6%	38.0%	38.4%

The tax effects of the temporary differences that comprise the net deferred tax assets at December 31, 2001, 2000 and 1999 are presented below:

	December 31,					
		2001		2000		1999
Deferred tax assets:						
Allowance for loan losses	$	532,021	$	480,269	$	393,450
Unrealized gain, securities		(14,473)		(955)		19,565
Deferred asset, depreciation		—		7,110		15,364
Valuation reserve		(485,627)		(433,875)		(346,577)
Net deferred tax asset	$	31,921	$	52,549	$	81,802

There was a net change in the valuation allowance during calendar years 2001, 2000 and 1999. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of those deductible differences, net of the existing valuation allowance at December 31, 2001.

Note 14 – Related Party Transactions

Stock Options. Two senior executives of the Bank were each granted 30,000 stock options that can be converted into the Company's common stock on a one-for-one basis upon surrender with a cash consideration of $5.00 per share. The above options are fully vested. During the calendar year 2000, 15,000 of the above stock options were exercised. During the calendar years 2001, 2000 and 1999, the Company granted 3,400, 6,200 and zero stock options, respectively, to its employees. Upon surrender with a cash consideration ranging from $15.0 to $20.0, each option will convert into one share of the Company's common stock. These options are vested equally over three years and have an expiration date of ten years from the date of grant. As of December 31, 2001, 2000 and 1999, there were 54,600, 51,200 and 60,000 stock options outstanding, respectively.

Benefit Plans. The Company has a profit sharing plan as well as a savings plan administered under the provisions of the Internal Revenue Code Section 401(K). During the calendar years 2001, 2000 and 1999, the Company contributed $122,246, $114,586 and $24,599, respectively, to the above plans.

Compensation of Executive Officers and Directors. In March 1996, the Board of Directors of the Company approved a deferred compensation plan (the "Plan") for the Company's and Bank's directors which grants to each member restricted shares of the Company's common stock as follows: (a) ten shares for each Bank or Company committee meeting attended; and (b) twenty shares for each Bank or Company Board of Directors meeting attended. Shares of restricted stock granted pursuant to the Plan shall not vest until the earlier to occur of: (a) the retirement of a director from the Company's Board of Directors; or (b) a change in control of the Company. Since year-end 1998, the Board of Directors has granted restricted shares to the Company's executive officers on an annual basis. These shares vest only upon the officers' retirement or upon a change in control. As of December 31, 2001, there were 22,372 shares of restricted stock outstanding for the benefit of directors and executive officers. The income statements contain charges of $88,847, $49,100 and $47,700 reflecting the restricted stock grants for calendar years 2001, 2000, and 1999.

Borrowings and Deposits by Directors and Executive Officers. Certain directors, principal officers and companies with which they are affiliated are customers of and have banking transactions with the Bank in the ordinary course of business. As of December 31, 2001 and 2000, loans outstanding to directors, their related interests and executive officers aggregated $10,155,584 and $6,358,286, respectively. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. In the opinion of management, loans to related parties did not involve more than normal credit risk or present other unfavorable features.

A summary of the related party loan transactions during the calendar years 2001 and 2000 follows:

	Insider Loan Transactions	
	2001	2000
Balance, beginning of year	$ 6,358,286	$ 4,773,288
New loans	4,745,998	2,458,292
Less: Principal reductions	(948,700)	(873,294)
Balance, end of year	$ 10,155,584	$ 6,358,286

Deposits by directors and their related interests, as of December 31, 2001 and 2000 approximated $7,322,662 and $9,292,550, respectively.

Note 15 – Concentrations of Credit

The Company originates primarily commercial, residential, and consumer loans to customers in Thomas County, Georgia, and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on economic conditions prevailing at the time in Thomas County and the surrounding counties.

Sixty-four percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth under Note 5.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank's statutory capital, or approximately $2,185,000.

Note 16 – Regulatory Matters

The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the FRB. National banks are primarily regulated by the OCC. All federally-insured banks are also regulated by the FDIC. The Company's banking subsidiary includes a national bank, which is insured by the FDIC.

Various requirements and restrictions under federal and state laws regulate the operations of the Company. These laws, among other things, require the maintenance of reserves against deposits, impose certain restrictions on the nature and terms of the loans, restrict investments and other activities, and regulate mergers and the establishment of branches and related operations. The ability of the parent company to pay cash dividends to its shareholders and service debt may be dependent upon cash dividends from its subsidiary bank. The subsidiary bank is subject to limitations under federal law in the amount of dividends it may declare. At December 31, 2001, approximately $2,300,000 of the subsidiary bank's retained earnings was available for dividend declaration without prior regulatory approval.

The banking industry is also affected by the monetary and fiscal policies of regulatory authorities, including the FRB. Through open market securities transactions, variations in the discount rate, the establishment of reserve requirements and the regulation of certain interest rates payable by member banks, the FRB exerts considerable influence over the cost and availability of funds obtained for lending and investing. Changes in interest rates, deposit levels and loan demand are influenced by the changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities. Pursuant to the FRB's reserve requirements, the Bank was required to maintain certain cash reserve balances with the Federal Reserve System of approximately $1,729,000 and $1,044,000 at December 31, 2001 and 2000, respectively.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that the Company and the Bank, as of December 31, 2001, meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the Bank was considered to be Well Capitalized. There are no conditions or events since December 31, 2001 that management believes have changed the Bank's Well Capitalized category. To be categorized as Adequately Capitalized or Well Capitalized, the Bank must maintain the following capital ratios:

	Adequately Capitalized	Well Capitalized
Total risk-based capital ratio	8.0%	10.0%
Tier 1 risk-based capital ratio	4.0%	6.0%
Tier 1 leverage ratio	4.0%	5.0%

The Company's and the Bank's actual capital amounts and ratios are presented in the following table:

Minimum Regulatory Capital Guidelines for Banks
(Dollars in thousands)

	Actual		Adequately Capitalized			Well Capitalized		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2001:								
Total capital-risk-based (to risk-weighted assets):								
Bank	$ 14,495	11.8%	$ 9,822	≥	8%	$ 12,278	≥	10%
Consolidated	15,352	12.5%	9,844	≥	8%	N/A		N/A
Tier 1 capital-risk-based (to risk-weighted assets):								
Bank	$ 12,960	10.6%	$ 4,911	≥	4%	$ 7,367	≥	6%
Consolidated	13,814	11.2%	4,922	≥	4%	N/A		N/A
Tier 1 capital-leverage (to average assets):								
Bank	$ 12,960	9.1%	$ 5,709	≥	4%	$ 7,136	≥	5%
Consolidated	13,814	9.7%	5,725	≥	4%	N/A		N/A

Minimum Regulatory Capital Guidelines for Banks
(Dollars in thousands)

	Actual		Adequately Capitalized			Well Capitalized		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2000:								
Total capital-risk-based (to risk-weighted assets):								
Bank	$ 13,030	13.0%	$ 8,028	≥	8%	$ 10,035	≥	10%
Consolidated	13,838	13.7%	8,063	≥	8%	N/A	≥	N/A
Tier 1 capital-risk-based (to risk-weighted assets):								
Bank	$ 11,776	11.7%	$ 4,014	≥	4%	$ 6,021	≥	6%
Consolidated	12,578	12.5%	4,032	≥	4%	N/A		N/A
Tier 1 capital-leverage (to average assets):								
Bank	$ 11,776	9.9%	$ 4,754	≥	4%	$ 5,943	≥	5%
Consolidated	12,578	10.5%	4,789	≥	4%	N/A		N/A

Note 17 – Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, "Disclosure about Fair Values of Financial Instruments", excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and Due from Banks and Federal Funds Sold. The carrying amounts of cash and due from banks and federal funds sold approximate their fair value.

Available-for-Sale Securities. Fair values for securities are based on quoted market prices. Fair value for FRB stock and FHLB stock approximate their carrying values based on their redemption provisions.

Loans. The fair values of the Company's loans and lease financing have been estimated using two methods: (1) the carrying amounts of short-term and variable rate loans approximate fair values excluding certain credit card loans which are tied to an index floor; and (2) for all other loans, the discounting of projected future cash flows. When using the discounting method, loans are pooled in homogeneous groups with similar terms and conditions and discounted at a target rate at which similar loans would be made to borrowers at year end. In addition, when computing the estimated fair values for all loans, the allowance for loan losses is subtracted from the calculated fair values for consideration of credit issues.

Accrued Interest Receivable. The carrying amount of accrued interest receivable approximates the fair value.

Deposits. The carrying amounts of demand deposits and savings deposits approximate their fair values. The methodologies used to estimate the fair values of all other deposits are similar to the two methods used to estimate the fair values of loans. Deposits are pooled in homogeneous groups and the future cash flows of these groups are discounted using current market rates offered for similar products at year end.

FHLB Borrowings. The fair value of FHLB borrowings are estimated by discounting future cash flows using current market rates for similar types of borrowing arrangements.

Accrued Interest Payable. The carrying amount of accrued interest payable approximates the fair value.

Off–Balance Sheet Instruments. Fair values of the Company's off-balance sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to the Company until such commitments are funded. The Company has determined that these instruments do not have a distinguishable fair value and no fair value has been assigned.

The following table presents the carrying amounts and fair values of the specified assets and liabilities held by the Company at December 31, 2001 and 2000. The information presented is based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time, and the current estimated fair value of these financial instruments may have changed since that point in time.

	December 31, 2001		December 31, 2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 6,223,676	$ 6,223,676	$ 8,493,734	$ 8,493,734
Federal funds sold	356,202	356,202	8,622,079	8,622,079
Securities available-for-sale	7,135,162	7,135,162	11,636,063	11,636,063
Loans, net	134,335,739	135,875,000	107,118,466	106,482,166
Accrued interest receivable	1,062,976	1,062,976	1,261,549	1,261,549
Financial liabilities:				
Deposits	$ 132,713,057	$ 131,950,000	$ 125,893,795	$ 126,730,427
FHLB borrowings	6,000,000	5,680,000	2,000,000	2,000,000
Accrued interest payable	470,640	470,640	423,259	423,259

Note 18 – Dividends

The primary source of funds available to the Company to pay shareholder dividends and other expenses is from the Bank. Bank regulatory authorities impose restrictions on the amounts of dividends that may be declared by the Bank. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. During the calendar years 2001 and 2000, dividends paid to shareholders amounted to $488,250 and $414,000, respectively.

Note 19 – Parent Company Financial Information

This information should be read in conjunction with the other notes to the consolidated financial statements.

Parent Company Balance Sheets

	December 31, 2001	December 31, 2000
Assets:		
Cash	$ 503,617	$ 496,389
Investment in Bank	13,035,006	11,777,913
Other investments	240,000	240,000
Other assets	253,694	202,796
Total Assets	$ 14,032,313	$ 12,717,098
Liabilities and Shareholders' Equity:		
Accounts payable	$ 143,199	$ 136,850
Total Liabilities	$ 143,199	$ 136,850
Common stock	$ 1,395,000	$ 1,395,000
Paid-in-capital	8,200,908	8,112,061
Retained earnings	4,265,111	3,071,334
Accumulated other comprehensive income	28,095	1,853
Total Shareholders' equity	$ 13,889,114	$ 12,580,248
Total Liabilities and Shareholders' equity	$ 14,032,313	$ 12,717,098

Parent Company Statements of Income

	Years Ended December 31, 2001	2000	1999
Revenues:			
Interest income	$ 21,537	$ 25,923	$ 29,069
Dividend income	488,250	414,000	—
Total revenues	$ 509,787	$ 439,923	$ 29,069
Expenses:			
Depreciation and amortization	$ —	$ —	$ 4,725
Operating expenses	71,193	65,986	55,875
Total expenses	$ 71,193	$ 65,986	$ 60,600
Income before equity in undistributed earnings of Bank	$ 438,594	$ 373,937	$ (31,531)
Income tax (expense) benefit	12,580	43,320	—
Equity in undistributed earnings of Bank	1,230,853	1,101,311	1,254,073
Net income	$ 1,682,027	$ 1,518,568	$ 1,222,542

Parent Company Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,682,027	$ 1,518,568	$ 1,222,542
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of the Bank	(1,230,853)	(1,101,311)	(1,254,073)
Depreciation and amortization	—	—	4,725
(Increase) in other asset	(50,896)	(64,002)	(98,700)
Increase in payables	6,349	60,577	46,990
Net cash provided by operating activities	$ 406,627	$ 413,832	$ (78,516)
Cash flows from investing activities:			
Investment in equity security	$ —	$ (240,000)	$ —
Dividends paid	(488,250)	(414,000)	—
Net cash used by financing activities	$ (488,250)	$ (654,000)	$ —
Cash flows from financing activities:			
Exercise of options	$ —	$ 75,000	$ —
Options, restricted stock	88,847	49,100	47,700
Net cash provided by financing activities	$ 88,847	$ 124,100	$ 47,700
Net increase in cash and cash equivalents	$ 7,224	$ (116,068)	$ (30,816)
Cash and cash equivalents, beginning of the year	496,389	612,457	643,273
Cash and cash equivalents, end of year	$ 503,613	$ 496,389	$ 612,457

Thomasville National Bank

MAIN OFFICE

301 North Broad Street, Thomasville, Georgia 31792

Telephone 229. 226. 3300, Fax 229. 225. 1921

REMINGTON BRANCH OFFICE

1320 Remington Avenue

Thomasville, Georgia 31792

Telephone 229.226.6888, Fax 229.226.6652

www.tnbank.com

A wholly owned subsidiary of Thomasville Bancshares, Inc.